October 9, 2019

Christopher Williams
Chief Executive Officer
CW Petroleum Corp
23501 Cinco Ranch Blvd., Ste H120 - #325
Katy, Texas 77494

       Re: CW Petroleum Corp
           Post Qualification Amendment No. 1 to Offering Statement on Form 1-A Filed September 30, 2019
           File No. 024-10846

Dear Mr. Williams:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Mara Ransom, Office
Chief at 202-551-3264 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services